UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

FIAT CHRYSLER AUTOMOBILES N.V.
(Exact name of the registrant as specified in its charter)

Netherlands	001-36675	61-1818372
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

25 St. James’s Street London SW1A 1HA United Kingdom
(Address of principal executive offices)

Scott Thiele Chief Purchasing Officer (248) 512-2950
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Unless otherwise specified, the terms “we,” “us,” “our,” “FCA NV,” and the “Company” refers to Fiat Chrysler Automobiles N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands, its consolidated subsidiaries, or any one or more of them, as the context may require.
Introduction

We are an international automotive group engaged in designing, engineering, manufacturing, distributing and selling vehicles, components and production systems worldwide through 162 manufacturing facilities and 87 research and development centers. We have operations in more than 40 countries and sell our vehicles directly or through distributors and dealers in more than 140 countries. We design, engineer, manufacture, distribute and sell vehicles for the mass-market under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep, Lancia and Ram brands and the SRT performance vehicle designation. For our mass-market vehicle brands, we have centralized design, engineering, development and manufacturing operations, which allow us to efficiently operate on a global scale. We support our vehicle shipments with the sale of related service parts and accessories, as well as service contracts, worldwide under the Mopar brand name for mass-market vehicles. In addition, we design, engineer, manufacture, distribute and sell luxury vehicles under the Maserati brand. We make available retail and dealer financing, leasing and rental services through our subsidiaries, and commercial arrangements with third party financial institutions. We also operate in the components and production systems sectors under the Magneti Marelli, Teksid and Comau brands.

Our products may contain tin, tantalum, tungsten, and gold (collectively, “3TG”) and a portion of those minerals may have originated from the Democratic Republic of the Congo (the “DRC”) and its adjoining countries (with the DRC, the “Covered Countries”).
We are committed to responsible sourcing and avoid knowingly using conflict minerals that support or fund inhumane treatment, including human trafficking, slavery, forced labor, child labor, torture and war crimes. Due to the complexity of our supply chain, we are dependent upon our suppliers to provide the information necessary to correctly identify the smelters and refiners that produce the 3TG in our products and take appropriate action to determine that these smelters and refiners source responsibly.
Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
FCA NV has concluded that during 2016,

a)
FCA NV has manufactured and contracted to manufacture products as to which “conflict minerals” (as defined in Section 1, Item 1.01 (d)(3) of Form SD) are necessary to the functionality or production of such products.

b)
Based on a “reasonable country of origin inquiry” we believe that a portion of the 3TG in our products originated or may have originated in the Covered Countries and are not from recycled or scrap sources.

Our reasonable country of origin inquiry employed a combination of measures to determine whether the 3TG in our products originated from the Covered Countries or came from recycled or scrap sources. Our primary means of determining country of origin of 3TG was by conducting a survey of our direct production, service, and after-market part suppliers (collectively, our “direct suppliers”) using the Conflict Free Sourcing Initiative’s Conflict Minerals Reporting Template and the iPoint Conflict Minerals Platform. We surveyed all of our direct suppliers and received responses from direct suppliers representing 90.4% of the total amount spent on our 2016 procurement activities.
Item 1.02 Exhibit
Our Conflict Minerals Report for the calendar year ended December 31, 2016 is filed as Exhibit 1.01 to this Form SD.
Section 2 - Exhibits

Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2017	Fiat Chrysler Automobiles N.V.
(Registrant)

/s/ Scott Thiele
Scott Thiele
Vice President and Chief Purchasing Officer